Exhibit 99.1

(An exploration company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

Fury Gold Mines Limited

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars - Unaudited)

		At June 30	At December 31
	Note	2026	2025
Assets
Current assets:
Cash		$8,708	$21,197
Marketable securities	3	45,918	7,783
Other investment	12	2,131	2,031
Accounts receivable		1,056	395
Prepaid expenses and deposits		1,123	591
		58,936	31,997
Non-current assets:
Restricted cash		144	144
Property and equipment		284	297
Mineral property interests	4	49,790	49,918
Investments in associates		99	25,963
		50,317	76,322
Total assets		$109,253	$108,319

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$2,365	$2,023
Deferred government grant	5	-	22
Flow-through share premium liability	6	383	790
		2,748	2,835
Non-current liabilities:
Provision for site reclamation and closure		4,416	4,473
Total liabilities		$7,164	$7,308

Equity:
Share capital		$340,412	$339,782
Share option and warrant reserve	8	25,167	24,911
Accumulated other comprehensive loss		(30)	(31)
Deficit		(263,460)	(263,651)
Total equity		$102,089	$101,011
Total liabilities and equity		$109,253	$108,319

Commitments (notes 9, 12)

Approved on behalf of the Board of Directors:

“Forrester A. Clark”	“Steve Cook”
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	1

Fury Gold Mines Limited

Condensed Interim Consolidated Statements of (Income) Loss and Comprehensive (Income) Loss

(Expressed in thousands of Canadian dollars, except per share amounts - Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2026	2025	2026	2025
Operating expenses:
Exploration and evaluation	7	$7,114	$3,033	$11,892	$5,194
Fees, salaries and other employee benefits		710	512	1,554	1,061
Insurance		107	156	213	258
Legal and professional		213	404	405	586
Marketing and investor relations		163	171	433	417
Office and administration		138	102	196	168
Regulatory and compliance		146	121	265	190
		8,591	4,499	14,958	7,874

Other (income) expenses, net:
Accretion on provision for site reclamation and closure		35	35	71	75
Amortization of flow-through share premium	6	(226)	(174)	(407)	(947)
Foreign exchange loss		(64)	1	(95)	1
Interest expense		-	-	-	2
Interest income		(77)	(35)	(202)	(79)
Net loss from associates		2	1,410	931	1,787
Net gain on investments in associates	3	-	(3,454)	(19,241)	(3,378)
Net loss (gain) on marketable securities	3	6,852	(286)	4,017	(347)
Net loss on disposal of equipment		-	-	20	-
Other income	5	(250)	(18)	(251)	(18)
		6,272	(2,521)	(15,157)	(2,904)
Loss (income) before taxes		14,863	1,978	(199)	4,970
Tax expense		7	18	7	18
Net loss (income) for the period		14,870	1,996	(192)	4,988

Other comprehensive loss (income), net of tax
Unrealized currency loss (income) on translation of foreign operations		(2)	2	(1)	4
Total comprehensive loss (income) for the period		$14,868	$1,998	$(193)	$4,992

Loss (income) per share:
Basic loss (income) per share	11	$0.08	$0.01	$0.00	$0.03
Diluted loss (income) per share	11	$0.08	$0.01	$0.00	$0.03

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	2

Fury Gold Mines Limited

Condensed Interim Consolidated Statements of Equity

(Expressed in thousands of Canadian dollars, except share amounts - Unaudited)

	Number of common shares	Share capital	Share option and warrant reserve	Accumulated other comprehensive loss	Deficit	Total
Balance at December 31, 2024	151,556,273	$312,723	$22,684	$(12)	$(257,192)	$78,203
Total comprehensive loss	-	-	-	(4)	(4,988)	(4,992)
Shares and warrants exchanged in QPM Acquisition (note 4)	8,394,045	4,503	30	-	-	4,533
Shares and warrants issued pursuant to private placement, net of share issue costs (note 8)	7,168,000	3,571	906	-	-	4,477
Shares issued pursuant to offering, net of share issue costs and flow-through premium liability (note 6)	3,999,701	2,457	-	-	-	2,457
Share options exercised (note 8)	156,000	128	(43)	-	-	85
Share-based compensation (note 8)	382,027	-	371	-	-	371
Balance at June 30, 2025	171,656,046	$323,382	$23,948	$(16)	$(262,180)	$85,134

Balance at December 31, 2025	189,143,299	$339,782	$24,911	$(31)	$(263,651)	$101,011
Total comprehensive income	-	-	-	1	192	193
Restricted share units settled (note 8)	988,896	629	(629)	-	-	-
Share-based compensation (note 8)	-	-	885	-	-	885
Balance at June 30, 2026	190,132,195	$340,411	$25,167	$(30)	$(263,459)	$102,089

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	3

Fury Gold Mines Limited

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars - Unaudited)

		Six months ended June 30
		2026	2025
Operating activities:
Income (loss) for the period		$192	$(4,988)
Adjusted for:
Interest income		(202)	(79)
Net loss on disposal of equipment		20	-
Government grant received		-	83
Items not involving cash:
Accretion of provision for site reclamation and closure		71	75
Amortization of flow-through share premium	6	(407)	(947)
Depreciation		41	109
Interest expense		-	2
Net loss from associates		931	1,787
Net gain on investments in associates		(19,241)	(3,378)
Net loss (gain) on marketable securities	3	4,017	(347)
Share-based compensation	8	885	371
Unrealized FX		(95)	-
Changes in non-cash working capital	10	(873)	251
Cash used in operating activities		(14,661)	(7,061)
Investing activities:
Acquisition of mineral interests, inclusive of transaction fees		-	(904)
Interest income		202	75
Proceeds from disposition of investment in associate, net of transaction costs	3	-	3,625
Proceeds from disposition of marketable securities, net of transaction costs	3	2,022	613
Proceeds from disposition of equipment		33	-
Property and equipment additions		(81)	(47)
Cash provided by investing activities		2,176	3,362
Financing activities:
Lease payments		-	(62)
Proceeds from financing, net of share issue costs		-	4,477
Proceeds from issuance of flow-through shares, net of issuance costs		-	2,857
Proceeds from exercise of options	8	-	85
Cash provided by financing activities		-	7,357
Effect of foreign exchange on cash		(4)	(4)
Decrease in cash		(12,489)	3,654
Cash, beginning of period		21,197	4,912
Cash, end of period		$8,708	$8,566

Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited	4

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is at 1500-1055 West Georgia Street Vancouver, BC, V6E 4N7 and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

The Company’s principal business activity is the acquisition and exploration of resource projects in Canada. At June 30, 2026, the Company had four principal projects: Committee Bay in Nunavut, Eau Claire, Sakami, and Éléonore South in Quebec. Additionally, the Company held a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue in operation for at least the next twelve months.

The Company is an exploration and evaluation company that currently does not generate operational revenue from its assets. As of June 30, 2026, the Company has working capital of $56,188 (December 31, 2025 – $29,162), which management believes is sufficient to meet its obligations and to continue to fund exploration expenses for at least the next twelve months. Beyond the next 12 months, the Company’s ability to continue as a going concern and to advance its projects might be dependent upon its ability to obtain the necessary financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements under International Accounting Standard 34, Interim Financial Reporting. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025. These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on Aug 13, 2026.

Basis of preparation

These condensed interim financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The Company’s interim results are not necessarily indicative of its results for a full year.

The subsidiaries (with a beneficial interest of 100%) of the Company as at June 30, 2026, were as follows:

Subsidiary	Place of incorporation	Functional currency
Eastmain Mines Inc. (“Eastmain Mines”) (a)	Canada	CAD
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD
Fury Gold USA Limited (“Fury Gold USA”) (b)	Delaware, U.S.A.	USD
North Country Gold Corp. (“North Country”)	BC, Canada	CAD
Quebec Precious Metals Corporation (“QPM”) (a)	Canada	CAD

(a) The entity is incorporated federally in Canada.

(b) Fury Gold USA provided certain administrative services with respect to employee benefits for US resident personnel.

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	5

All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated

Segmented information

The Company’s operating segments are reviewed by the CEO, who is the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates two reportable segments based on geographic location: Quebec and Nunavut, each focused on the acquisition, exploration, and development of mineral resource properties within Quebec and Nunavut. The information contained in note 7 is the information used by the CODM to assess where to deploy resources and capital.

Critical accounting estimates, judgments, and policies

The preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim financial statements for the three and six months ended June 30, 2026, the Company applied the material accounting policy information and critical accounting estimates and judgments disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2025, except as explained below.

Adoption of new and revised accounting standards

Effective January 1, 2026, the Company adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, providing clarifications for, among other things, the date of recognition and derecognition of financial assets and liabilities, and updating the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

We have applied the exception to the requirement to derecognize a financial liability on the settlement date. This exception permits the Company to deem a financial liability (or a part of a financial liability), that will be settled with cash using an electronic payment system, to be discharged before the settlement date if, and only if, we have initiated the payment instruction and:

▪	We have no practical ability to withdraw, stop or cancel the payment instruction;

▪	We have no practical ability to access the cash to be used for settlement as a result of the payment instruction; and

▪	The settlement risk associated with the electronic payment system is insignificant.

New and amended standards not yet effective

On April 9, 2024, the IASB issued a new standard, called IFRS 18 Presentation and Disclosure in Financial Statements, which applies to an annual reporting period beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 includes requirements for all entities applying IFRS Accounting Standards as issued by the IASB for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	6

Note 3: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2024	$2,358
Additions	250
Sale of marketable securities	(670)
Realized gain on disposition	58
Unrealized net gain	5,787
Balance at December 31, 2025	$7,783
Additions	44,175
Disposal proceeds	(2,022)
Realized net gain on disposal	395
Unrealized net loss	(4,413)
Balance at June 30, 2026	$45,918

In March 2026, following Dolly Varden Silver Corporation’s (“Dolly Varden”) merger with Contango Ore, Inc., the Company’s investment in Dolly Varden was converted into Contango Silver and Gold Inc. (“Contango”) shares. Prior to the transaction, the Company exercised significant influence over Dolly Varden and accounted for the investment using the equity method. Following the exchange, the Company does not have significant influence over Contango, and accounts for the investment as a financial asset in accordance with IFRS 9.

As a result of the transaction, the Company derecognized its investment in Dolly Varden and recognized its investment in Contango at fair value ($44,175), resulting in the recognition of a gain of $19,241 in profit or loss.

Note 4: Mineral property interests

The Company’s principal resource properties are located in Canada. A summary of the carrying amounts is as follows:

	Quebec	Nunavut	Total
Balance at December 31, 2024	$37,100	$8,100	$45,200
Additions	5,436	-	5,436
Change in estimate of provision for site reclamation and closure	(597)	(121)	(718)
Balance at December 31, 2025	$41,939	$7,979	$49,918
Change in estimate of provision for site reclamation and closure	(219)	91	(128)
Balance at June 30, 2026	$41,720	$8,070	$49,790

Note 5: Deferred government grant

The Company has a grant entitlement from the Government of Quebec’s Minister of Natural Resources and Forestry (the “Minister”) for expenditures to be made by the Company for geometallurgical studies on the Elmer East property (the “Program”). As at June 30, 2026, the Company has met the grant requirement and is eligible to receive an additional $103 grant payment which the Company recognized in other income.

The Company, through its subsidiary, North Country Gold, was approved by the Government of Nunavut’s Minister of the Department of Community Services, for a contribution of up to $250 from its Discover, Invest, Grow Program in support of the Company’s exploration activities in the Three Bluffs Gold deposit and the Raven Gold Prospect. During the three months ended June 30, 2026, the Company received the final grant payment of $125 for eligible expenditures incurred between May 30, 2025 to March 31, 2026. As a result, the grant amount received was fully recognized in other income.

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	7

Note 6: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On October 14, 2025, the Company completed two offerings and raised $18,000 through the issuance of (i) 9,915,000 flow-through units and (ii) 6,003,000 common shares designated as flow-through shares. The flow-through proceeds will be used for the Company’s mineral exploration activities. The Company expects to incur the full exploration expenditures of $18,000 before December 31, 2026.

On June 19, 2025, the Company completed an offering and raised $3,080 through the issuance of 3,999,701 common shares designated as flow-through shares. The flow-through proceeds were used for the Company’s mineral exploration activities.

The flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability were as follows:

	Flow-through funding (expenditures)	Flow-through premium liability
Balance at December 31, 2024	$2,335	$944
Flow-through eligible expenditures	(2,335)	(944)
Flow-through funds raised	21,080	1,246
Flow-through eligible expenditures	(4,259)	(456)
Balance at December 31, 2025	$16,821	$790
Flow-through eligible expenditures	(8,658)	(407)
Balance at June 30, 2026	$8,163	$383

Note 7: Segmented information - Exploration and evaluation costs

For the three months ended June 30, 2026, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$507	$12	$519
Exploration drilling	1,390	162	1,552
Camp cost, equipment and field supplies	591	66	657
Geological consulting services	699	87	786
Geophysical analysis	572	-	572
Permitting, environmental and community costs	160	38	198
Expediting and mobilization	5	106	111
Salaries and wages	467	134	601
Fuel and consumables	256	-	256
Aircraft and travel	126	743	869
Consultancy and development studies	1,031	-	1,031
Share-based compensation	(14)	(24)	(38)
Total for the three months ended June 30, 2026	$5,790	$1,324	$7,114

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	8

For the three months ended June 30, 2025, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$382	$11	$393
Exploration drilling	253	80	333
Camp cost, equipment and field supplies	118	76	194
Geological consulting services	40	5	45
Permitting, environmental and community costs	106	58	164
Expediting and mobilization	2	65	67
Salaries and wages	298	26	324
Fuel and consumables	112	880	992
Aircraft and travel	305	173	478
Share-based compensation	37	6	43
Total for the three months ended June 30, 2025	$1,653	$1,380	$3,033

For the six months ended June 30, 2026, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$1,245	$113	$1,358
Exploration drilling	2,537	338	2,875
Camp cost, equipment and field supplies	981	96	1,077
Geological consulting services	1,118	160	1,278
Geophysical analysis	572	-	572
Permitting, environmental and community costs	269	145	414
Expediting and mobilization	6	274	280
Salaries and wages	1,050	202	1,252
Fuel and consumables	556	-	556
Aircraft and travel	223	793	1,016
Consultancy and development studies	1,113	-	1,113
Share-based compensation	100	1	101
Total for the six months ended June 30, 2026	$9,770	$2,122	$11,892

For the six months ended June 30, 2025, the Company’s exploration and evaluation costs were as follows:

	Quebec	Nunavut	Total
Assaying	$462	$22	$484
Exploration drilling	719	80	799
Camp cost, equipment and field supplies	373	115	488
Geological consulting services	40	8	48
Permitting, environmental and community costs	157	102	259
Expediting and mobilization	2	65	67
Salaries and wages	668	42	710
Fuel and consumables	387	880	1,267
Aircraft and travel	809	175	984
Share-based compensation	77	11	88
Total for the six months ended June 30, 2025	$3,694	$1,500	$5,194

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	9

Note 8: Share-based compensation and warrant reserve

(a)	Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three and six months ended June 30, 2026 and 2025, the Company recognized share-based compensation expense as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Recognized in net loss and included in:
Exploration and evaluation costs	$(38)	$43	$101	$88
Fees, salaries and other employee benefits	298	146	784	283
Total share-based compensation expense	$260	$189	$885	$371

A summary of share-based compensation expense by categories for the period is as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Share options	$128	$15	$151	$32
Restricted share units	57	134	438	263
Deferred share units	75	40	296	76
Total share-based compensation expense	$260	$189	$885	$371

During the three and six months ended June 30, 2026, the Company granted 650,000 and 760,000 share options, respectively (three and six months ended June 30, 2025 – 60,000 and 140,000, respectively), to certain employees and consultants who provide defined on-going services to the Company, representative of employee service.

The weighted average fair value per option of these share options for the three and six months ended June 30, 2026 were calculated as C$0.50 and C$0.49, respectively (three and six months ended June 30, 2025 – C$0.37 and C$0.38, respectively) using the Black-Scholes option valuation model at the grant date with the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Risk-free interest rate	3.10%	2.93%	3.07%	2.99%
Expected dividend yield	Nil	Nil	Nil	Nil
Share price volatility	72%	63%	71%	71%
Expected life in years	5.0	5.0	5.0	5.0

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price (C$/option)
Outstanding, December 31, 2024	8,221,178	$1.14
Granted	140,000	0.65
Granted as part of QPM acquisition	282,470	1.92
Exercised	(231,000)	0.55
Expired	(1,838,144)	2.00
Forfeited	(235,000)	1.12
Outstanding, December 31, 2025	6,339,504	$0.94
Granted	760,000	0.81
Expired	(152,230)	1.88
Outstanding, June 30, 2026	6,947,274	$0.91

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	10

As at June 30, 2026, the number of share options outstanding was as follows:

		Options outstanding		Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price (C$/option)	Weighted average remaining life (years)
C$0.53 – C$1.00	4,449,500	0.83	1.88	3,868,250	0.83	1.45
C$1.00 – C$1.85	2,486,659	1.04	0.69	2,486,659	1.04	0.69
C$2.05 – C$3.91	11,115	2.29	0.71	11,115	2.29	0.71
	6,947,274	0.91	1.45	6,366,024	0.91	1.15

(b)	Long-term incentive plan

On June 29, 2023, the Company adopted a Long-Term Incentive Plan (“LTI Plan”) which strives to accelerate and encourage additional share ownership by its employees, officers and directors. The LTI plan provides for the awarding of share options, performance share units, restricted share units (RSUs) and deferred share units (DSUs). The LTI Plan limits the number of shares reserved for issuance under the LTI Plan, together with all other security-based compensation arrangements of the Company, to a maximum of 10% of the Common Shares issued and outstanding.

On April 23, 2026, the Company issued 25,000 RSU’s to an officer. The RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$0.81 per unit, one third vesting annually on anniversary with the first trench vested immediately.

On January 23, 2026, the Company issued 100,000 DSU’s to a director. The DSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$1.08 per unit, one third vesting annually on anniversary with the first trench vested immediately.

On January 9, 2026, the Company issued 430,000 DSU’s to directors and 885,000 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$0.81 per unit, one third vesting annually on anniversary with the first trench vested immediately.

On January 9, 2025, the Company issued 590,000 DSU’s to directors and 1,142,500 RSU’s to officers and employees. The DSU’s and RSU’s were issued in accordance with the Company’s LTI plan, with a grant-date fair value of C$0.55 per unit, one third vesting annually on anniversary.

The number of RSU’s and DSU’s issued and outstanding and the weighted average grant date fair value were as follows:

	Number of RSU’s	Number of DSU’s (1)	Weighted Average grant date fair value ($/ share)
Outstanding, December 31, 2024	1,146,080	-	$0.57
Granted	1,142,500	590,000	0.55
Settled	(382,027)	-	0.53
Forfeited	(179,597)	(110,000)	0.56
Outstanding, December 31, 2025	1,726,956	480,000	$0.56
Granted	910,000	530,000	0.83
Settled	(988,896)		0.64
Outstanding, June 30, 2026	1,648,060	1,010,000	$0.68
(1)	As at June 30, 2026, 336,667 DSU’s have vested.

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	11

(c)	Share purchase warrants

In connection with the Quebec Precious Metals Corporation (“QPM”) acquisition in 2025, all warrants of QPM became exercisable to acquire common shares of the Company, in amounts and at exercise prices adjusted in accordance with the Exchange Ratio. As a result, 596,808 warrants, each exercisable into one Fury Gold share, were granted on May 31, 2025 and June 21, 2025 at an exercise price of C$1.35 per share. The total fair value of the warrants issued was $30, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 2.12 years; (ii) expected volatility – 57%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.56%; (v) share price – C$0.54.

On May 26, 2025, in connection with a non-brokered private equity placement, the Company issued 6,728,000 warrants exercisable into one common share of the Company at a price of C$0.80 for a period of three years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $949, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 3 years; (ii) expected volatility – 58%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.7%; (v) share price – C$0.51.

On October 14, 2025, in connection with the issuance of flow-through units, the Company issued 4,957,500 warrants exercisable to one common share of the Company at a price of C$1.20 for a period of two years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $1,296, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 2 years; (ii) expected volatility – 60%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.5%; (v) share price – C$0.99.

On November 12, 2025, in connection with a non-brokered private equity placement, the Company issued 747,127 warrants exercisable into one common share of the Company at a price of C$1.20 for a period of two years. The warrants were classified as equity instruments under IAS 32 and measured at a fair value of $125, calculated using the Black-Scholes valuation model with the following inputs: (i) expected life – 2 years; (ii) expected volatility – 63%; (iii) expected dividend yield – 0%; (iv) risk-free interest rate – 2.5%; (v) share price – C$0.77.

The number of share purchase warrants outstanding at June 30, 2026 was as follows:

	Warrants outstanding	Weighted average exercise price (C$/share)
Outstanding, December 31, 2024	-	-
Issued	13,029,435	1.00
Outstanding, December 31, 2025 and June 30, 2026	13,029,435	$1.00

The following table reflects the share purchase warrants issued and outstanding as at June 30, 2026:

Expiry date	Warrants outstanding	Exercise price (C$/share)
May 31, 2027	274,170	$1.35
June 21, 2027	322,638	1.35
October 14, 2027	4,957,500	1.20
November 12, 2027	747,127	1.20
May 26, 2028	6,728,000	0.80
Total	13,029,435	$1.00

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	12

Note 9: Related-parties transactions

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared services provider, for nominal consideration. The Company funded, in addition to its nominal investment in UMS, a cash deposit of $150 which is held by UMS for the purposes of general working capital, and which will be returned to the Company upon termination of the UMS Canada arrangement, net of any residual unfulfilled obligations. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at June 30, 2026, the Company expects to incur approximately $71 in respect of its share of future rental expense of UMS.

A summary of the Company’s transactions with UMS was as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Exploration and evaluation costs	$97	$36	$164	$73
General and administration	75	86	122	132
Total transactions for the period	$172	$122	$286	$205

Remuneration of Fury Gold’s board of directors and certain executive officers of the Company, including the CEO, Chief Financial Officer (“CFO”), Senior Vice President, and Vice President was as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Short-term benefits provided to executives (a)	$346	$261	$635	$527
Directors’ fees paid to non-executive directors	73	60	143	130
Share-based payments	118	150	648	292
Total	$537	$471	$1,426	$949

(a) Short-term employee benefits include salaries, bonus, and other employee benefits.

Note 10: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Six months ended June 30
	2026	2025
Accounts receivable	$(661)	$(166)
Prepaid expenses and deposits	(532)	7
Accounts payable and accrued liabilities	342	446
Deferred government grant	(22)	(36)
Changes in non-cash working capital	$(873)	$251

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	13

Note 11: (Income) loss per share

For the three and six months ended June 30, 2026 and 2025, the weighted average number of shares outstanding and loss per share were as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Net (income) loss	$14,870	$1,996	$(192)	$4,988
Weighted average basic number of shares outstanding	190,080,873	160,905,042	190,078,005	156,427,445
Basic (income) loss per share	$0.08	$0.01	$(0.00)	$0.03
Weighted average diluted number of shares outstanding	190,080,873	160,905,042	192,845,830	156,427,445
Diluted (income) loss per share	$0.08	$0.01	$(0.00)	$0.03

Diluted earnings per share were calculated by adjusting the weighted average number of shares to reflect the assumed exercise of dilutive share options and the vesting of unvested restricted share units outstanding during the period; profit for the year was not adjusted as no interest or dividends would have been avoided on conversion. The share options were included using the treasury stock method based on an average market price of C$0.86 per share, while the restricted share units were treated as contingently issuable shares. Share purchase warrants were not included in the calculation as they are anti-dilutive.

Calculation of the weighted average diluted number of shares outstanding was as follows:

Weighted average basic number of shares outstanding	190,078,005
Add: dilutive effect of share-based compensation plans	2,767,825
Weighted average diluted number of shares outstanding	192,845,830

Note 12: Financial instruments

The Company’s financial instruments as at June 30, 2026, consisted of cash, marketable securities, accounts receivable, other investment, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(a)	Financial assets and liabilities by categories

	At June 30, 2026			At December 31, 2025
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$8,708	$-	$8,708	$21,197	$-	$21,197
Marketable securities	-	45,918	45,918	-	7,783	7,783
Other investment	-	2,131	2,131	-	2,031	2,031
Deposits	691		691	66	-	66
Accounts receivable	1,056		1,056	395	-	395
Total financial assets	$10,455	$48,049	$58,504	$21,658	$9,814	$31,472
Accounts payable and accrued liabilities	(2,365)	-	(2,365)	(2,023)	-	(2,023)
Deferred government grant	-	-	-	(22)	-	(22)
Total financial liabilities	$(2,365)	$-	$(2,365)	$(2,045)	$-	$(2,045)

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	14

(b)	Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the year.

As at June 30, 2026, the Company’s financial instruments measured at fair value on a recurring basis were the Company’s marketable securities which were classified as Level 1, and other investment which were classified as Level 3. There were no financial assets or financial liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as level 2 in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Marketable securities	$45,918	$-	$-	$45,918
Other investment	-	-	2,131	2,131
Total	$45,918	$-	$2,131	$48,049

On August 13, 2024, the Company purchased 764,993 Series C Preferred Shares of Alsym Energy Inc. for a total cash purchase price of US$1,500 ($2,063). This investment represents less than 1% of the equity of Alsym Energy Inc and is accounted for as an investment in equity instruments. This investment is classified as a Level 3 Financial Asset and is accounted for at its fair value and revalued at each reporting date through profit and loss. At June 30, 2026 the investment continues to be valued on the basis of the 2024 Series C funding round in the absence of sufficient more recent information available to measure fair value.

The reconciliation of the Company’s level 3 financial instrument is as follows:

Total
Balance at December 31, 2024	$2,063
Translation adjustment recognized in net loss for the year	(32)
Balance at December 31, 2025	$2,031
Translation adjustment recognized in net loss for the period	100
Balance at June 30, 2026	$2,131

(c)	Financial instruments and related risks

The Company’s financial instruments are exposed to liquidity risk, credit risk and market risks, which include currency risk, interest rate risk and price risk. As at June 30, 2026, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current exploration plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	15

As at June 30, 2026, the Company had unrestricted cash of $8,708 (December 31, 2025 – $21,197), working capital surplus of $56,188 (December 31, 2025 – $29,162), which the Company defines as current assets less current liabilities, and an accumulated deficit of $263,460 (December 31, 2025 – $263,651). During the three and six months ended June 30 31, 2026, Fury Gold had a comprehensive loss of $14,868 and a comprehensive income of $193, respectively (three and six months ended June 30, 2025 – a comprehensive loss of $1,998 and $4,992, respectively). Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. However, the Company has $45,918 (December 31, 2025 – $7,783) in free trading marketable securities to fund operations for at least the next twelve months.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At June 30, 2026	At December 31, 2025
Accounts payable and accrued liabilities	$2,365	$-	$-	$2,365	$2,023
Deferred government grant	-	-	-	-	22
Flow-through share premium liability (note 6)	383	-	-	383	790
Total	$2,748	$-	$-	$2,748	$2,835

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. The Company estimates that $575 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2026.

Credit risk

The Company’s cash and accounts receivables are exposed to credit risk, which is the risk that the counterparties to the Company’s financial instruments will cause a loss to the Company by failing to pay their obligations. The amount of credit risk to which the Company is exposed is considered insignificant as the Company’s cash is held with highly rated financial institutions in interest-bearing accounts and the accounts receivable primarily consist of sales tax receivables.

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The significant market risks to which the Company is exposed are as follows:

i.	Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from the relevant functional currency (the Canadian dollar). A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.	Price risk

The Company holds certain investments in marketable securities (note 3) which are measured at fair value, being the closing share price of each equity security at the date of the consolidated statements of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the year. A 10% increase or decrease in the Company’s marketable securities share prices would have a material impact on the Company’s net loss.

Fury Gold Mines Limited Notes to the Q2 2026 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted - Unaudited)	16